January 26, 2009


BY ELECTRONIC SUBMISSION


United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Attention: Tamara Tangen
           Staff Accountant

RE:        PAR Technology Corporation
           Form 10-K For Fiscal Year Ended December 31, 2007 Filed March 17, 2008 Form 10-Q for Fiscal Quarter Ended September 30, 2008 Filed November 10, 2008 File No. 001-09720


Ladies and Gentlemen:

PAR Technology Corporation, a Delaware corporation ("PAR" or the "Company"), is transmitting for filing with the Securities and Exchange Commission (the "Commission"), this letter reflecting PAR's responses to the written comments communicated by Mr. Stephen G. Krikorian, Accounting Branch Chief, to John W. Sammon, Jr., Chairman and President of PAR, by letter dated January 12, 2009. The responses set forth below have been organized in the same manner in which the comments were presented in Mr. Krikorian's letter.

Comments and Responses

Form 10-K For Fiscal Year Ended December 31, 2007


Comment:

1. We note from your response to prior comment 7 that "the calculations and fair value determinations of the specialists were reviewed by the Company's management to determine if the fair values being ascribed to the identifiable intangible assets acquired were reasonable." Your disclosure states that the intangible asset values were "based on third party valuation." When considered together, these statements suggest that you are attributing the valuations contained in your filing to a third party expert and therefore must comply with the requirements of Securities Act Rule 436. That is, you should disclose the name of the expert and include a consent as an exhibit to your Form 10-K, which services as a Section 10(a)(3) Securities Act update to an effective registration statement. Please amend your Form 10-K to comply with Rule 436. Refer to Question 141.02 of the Division of Corporation Finance's Compliance and Disclosure.

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Response:

The Company supplementally wishes to clarify for the staff that while the calculations and fair value determinations of the third-party appraisers were reviewed by management to determine if the fair values being ascribed to the identifiable intangible assets acquired were reasonable, that management did not rely exclusively upon the valuation report by third-party appraisers. Independent third-party appraisers were engaged by the Company to prepare valuations and assisted management in determining the fair values of certain acquired assets. Management then performed the allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed and in doing so considered the valuation report by the third-party appraisers. Management incorporated its assumptions and assessments in determining fair values, and therefore management takes responsibility for such values. Therefore, in accordance with the guidance contained in Question 141.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations, the Company has not disclosed the name of any third-party appraiser or include any opinion, valuation report, or consent of any such third-party appraiser.

Please be advised that the Company will revise its future filings by adding the following disclosure within its business acquisitions footnote: "The total purchase price for each of these acquisitions was allocated based on the fair value of the tangible and identifiable assets acquired and liabilities assumed as of the respective closing date of the acquisitions. In estimating fair value, the Company engaged independent third-party appraisers to assist management. The Company's management was responsible for considering the valuation report by the third-party and incorporated management's assumptions and assessments in determining fair values."

Additionally, the Company will revise its future filings by deleting "based on third-party valuations" as disclosed within its business acquisitions footnote.

           Form 10-Q for the Quarterly Period Ended September 30, 2008


Management's Discussion and Analysis of Financial Condition and Results of Operations

Comment:

2. We have read your response to prior comment 9. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, in future filings please consider disclosing, within your critical accounting policies discussion, the following:

     o The reporting unit level at which you test goodwill for impairment and your basis for that determination

     o The valuation methodology used to assess an impairment of goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how you determine fair value and why management selected this method of being the most meaningful for the company in preparing the goodwill impairment analysis.

     o How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).


     o    A  qualitative   description  of  the  material   assumptions   and  a
          sensitivity analysis of those assumptions based upon reasonably likely changes.


     o How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response:

The Company will consider disclosing the above information in future filings.

PAR hereby acknowledges as follows:

     1. PAR is responsible for the adequacy and accuracy of the disclosures included in its filings;

     2. PAR understands that Staff comments or PAR's changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to PAR's filings; and

     3. PAR understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 800-448-6505, extension 273, should you require additional information or have questions regarding this letter.



Very truly yours,

PAR Technology Corporation

By: /s/Ronald J. Casciano
    -------------------------------------
    Ronald J. Casciano, Vice President,
    Chief Financial Officer and Treasurer